INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

November 5, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the AAM/HIMCO Unconstrained Bond Fund

This letter is in response to the additional comments received from Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on October 29, 2015, on the SEC Correspondence filed on October 28, 2015 (the “Correspondence”). Responses to the additional comments are included below and, as appropriate, are reflected in the 497 filing filed concurrently with this correspondence.
PROSPECTUS

Principal Investment Strategies
1.	The response to comment number 4 of the Correspondence does not address the comment. The response states, “The Fund will typically invest across a broad range of bonds and bond-like instruments including, but not limited to, those of varying quality (non-investment grade and investment grade), issuer domicile (U.S. and non-U.S., including emerging markets), currency denomination (U.S. dollar and foreign currencies), and maturity (any maturity) and including, but not limited to, government debt securities, corporate debt securities, bank loans, collateralized loan obligations and securitized instruments such as asset-backed and mortgage-backed securities”. The use of the term but not limited to makes it unclear what would be included in the 80% investment policy calculation. Revise and clarify the disclosure to reflect the types of “bond-like instruments” that will be included in the 80% investment policy calculation

Response: The disclosure has been revised as follows:

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in a portfolio of bonds and bond-like instruments. Bond-like instruments include debt securities, bank loans and loan participations, securitized instruments such as asset backed and mortgage backed securities, and derivatives that have economic characteristics similar to bonds. The Fund will not change this investment policy unless it gives shareholders at least 60 days’ advance written notice. The Fund will typically invest across a broad range of bonds and bond-like instruments including those of varying quality (non-investment grade and investment grade), issuer domicile (U.S. and non-U.S., including emerging markets), currency denomination (U.S. dollar and foreign currencies), and maturity (any maturity).

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ JOY AUSILI
Joy Ausili
Investment Managers Series Trust

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